Registration No. 333-155091

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Hanover Capital Mortgage Holdings, Inc.

(Exact name of registrant as specified in its charter)

Maryland	6789	13-3950486
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

200 Metroplex Drive, Suite 100
Edison, NJ 08817

(732) 548-0101

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John A. Burchett

Hanover Capital Mortgage Holdings, Inc.

Chairman, President and Chief Executive Officer

200 Metroplex Drive, Suite 100

Edison, NJ 08817

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Suzette N. Berrios Hanover Capital Mortgage Holdings, Inc. 200 Metroplex Drive, Suite 100 Edison, NJ 08817 Telephone: (732) 548-0101 Facsimile: (732) 548-0286	Mark I. Sokolow Sonnenschein Nath & Rosenthal LLP Two World Financial Center New York, New York 10281 Telephone: (212) 768-6942 Facsimile: (212) 768-6800

Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement is declared effective and all other conditions to the proposed merger described herein have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. ☒ File No. 333-155091

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller
reporting company)

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-155091) is filed pursuant to Rule 462(d) of the Securities Act of 1933, as amended, for the sole purpose of amending Exhibit 8.1 previously filed with the Registration Statement and, accordingly, shall become effective immediately upon filing with the Securities and Exchange Commission.  No changes have been made to Part I or Part II of the Registration Statement other than Item 21(a) of Part II as set forth below.

Item 21. Exhibits and Financial Statement Schedules.

          (a) Exhibits. The following exhibit is filed as part of this Registration Statement:

Exhibit No.	Description

8.1	Revised opinion of Sonnenschein Nath & Rosenthal LLP regarding certain federal income tax matters

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Edison, State of New Jersey, on April 9, 2009.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC.

By:	/s/ John A. Burchett
John A. Burchett
Chairmen of the Board, President and Chief Executive Officer

Name	Title	Date

/s/ John A. Burchett	Chairman of the Board, President and Chief Executive Officer	April 9, 2009
John A. Burchett

*	Chief Financial Officer and Treasurer (Chief Accounting Officer)	April 9, 2009
Harold F. McElraft

*	Chief Operating Officer, Managing Director and a Director	April 9, 2009
Irma N. Tavares

*	Director	April 9, 2009
John A. Clymer

*	Director	April 9, 2009
John N. Rees

*	Director	April 9, 2009
James F. Stone

*By:	/s/ John A. Burchett
Attorney-in-Fact, pursuant to previously filed Power of Attorney

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